Exhibit 99.1

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

REZOLVE AI PLC AND SUBSIDIARIES

Unaudited condensed interim combined consolidated financial statements

For the six months ended June 30, 2025 and 2024

Condensed interim combined consolidated balance sheets as of June 30, 2025 (Unaudited) and December 31, 2024	F-2
Condensed interim combined consolidated statements of operations for the six months ended June 30, 2025 and 2024 (Unaudited)	F-3
Condensed interim combined consolidated statements of comprehensive loss for the six months ended June 30, 2025 and 2024 (Unaudited)	F-4
Condensed interim combined consolidated statements of changes in stockholders’ deficit for the six and the six months ended June 30, 2025 and 2024 (Unaudited)	F-5
Condensed interim combined consolidated statements of cash flows for the six months ended June 30, 2025 and 2024 (Unaudited)	F-7
Notes to the condensed interim combined consolidated financial statements (unaudited)	F-8

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Balance Sheets

(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets
Cash	$9,857,390	$9,729,546
Accounts receivable, net	1,591,806	703,706
Prepaid expenses and other current assets (including related party transactions of $298,520 and $0, see note 10)	5,424,280	1,002,117
Other receivable	5,710,714	—
Derivative asset	—	2,587,581
Total current assets	22,584,190	14,022,950
Non-current assets
Property and equipment, net	117,975	22,319
Intangible assets	47,104,816	6,750,178
Goodwill	6,189,901	—
Right of use assets	2,294,862	—
Deferred tax asset	412,569	—
Other non-current assets	1,397,679	373,445
Total non-current assets	57,517,802	7,145,942
Total assets	$80,101,992	$21,168,892
Liabilities and Shareholders’ deficit
Current liabilities
Accounts payable	$23,035,142	$8,061,598
Due to related party (refer to note 10)	—	1,639,418
Accrued expenses and other payables	15,680,098	9,513,932
Short term debt	28,745,993	—
Short term debt to related party (refer to note 10)	—	5,102,211
Short term convertible debt	111,837	10,288,123
Short term convertible debt to related party (refer to note 10)	108,047	95,309
Convertible promissory notes	538,524	6,428,825
Ordinary Shares Payable	—	1,206,609
Share-based payment liability	1,400,000	1,400,000
Advisors loans	3,865,447	12,812,366
Derivative liabilities	1,513,430	2,579,875
Deferred revenue	16,016,292	1,172,056
Lease liabilities, current portion	1,452,755	—
Income taxes payable	482,882	—
Other current liabilities	695,517	2,138,314
Total current liabilities	93,645,964	62,438,636
Non-current liabilities
Long term debt	121,140	—
Lease liabilities, non-current portion	610,146	—
Other non-current liabilities	14,561	—
Total non current liabilities	745,847	—
Total liabilities	$94,391,811	$62,438,636
Commitments and contingencies (refer to note 13)
Shareholders’ deficit
Ordinary shares, £0.0001 nominal value 259,066,638 shares issued and outstanding as of June 30, 2025; 209,080,491 shares issued and outstanding as of December 31, 2024; 341,476,136 and 256,365,817 shares authorized as of June 30, 2025 and December 31, 2024	33,394	26,919
Additional paid-in capital	302,123,036	216,879,496
Share subscription receivable	(2,108)	(80)
Accumulated deficit	(316,062,263)	(258,209,745)
Accumulated other comprehensive loss	(381,878)	33,666
Total stockholders’ deficit	(14,289,819)	(41,269,744)
Total liabilities and stockholders’ deficit	$80,101,992	$21,168,892

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements. These condensed interim combined consolidated financial statements have been retrospectively adjusted, see Note 2.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Operations

(Unaudited)

	Six months ended June 30, 2025	Six months ended June 30, 2024
Revenue	$6,316,950	$1,202,014
Operating expenses
Cost of revenue (see note 2.7)	276,049	78,413
Sales and marketing expenses (including related party transactions of $770,032 and $734,824, see note 10)	3,619,675	1,662,048
General and administrative expenses (including related party transactions of $6,612,778 and $3,147,074, see note 10)	33,263,730	8,972,450
Other operating expenses	31,236	84,500
Depreciation and amortization expenses	1,550,777	121,895
Total operating expenses	$38,741,467	$10,919,306
Operating loss	$(32,424,517)	$(9,717,292)
Other (expense)/income
Interest expense	(2,109,570)	(3,008,131)
Loss on derivatives	(1,521,136)	—
Loss on extinguishment	(27,183,375)	—
Gain on revaluation of financial asset	5,710,714	—
Other non-operating income (expense), net	169,613	(98,818)
Total other expenses, net	$(24,933,754)	$(3,106,949)
Loss before taxes	(57,358,271)	(12,824,241)
Income tax expense	(494,247)	(142,856)
Net loss and comprehensive loss	$(57,852,518)	$(12,967,097)
Net loss per share, basic and diluted	$(0.25)	$(0.09)
Weighted average shares, basic and diluted	233,521,905	151,369,192

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements. These condensed interim combined consolidated financial statements have been retrospectively adjusted, see Note 2.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Comprehensive Loss

(Unaudited)

	Six months ended June 30, 2025	Six months ended June 30, 2024
Net loss	$(57,852,518)	$(12,967,097)
Other comprehensive loss, net of tax
Foreign currency translation (loss)/gain	(415,544)	133,245
Total comprehensive loss	$(58,268,062)	$(12,833,852)

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements. These condensed interim combined consolidated financial statements have been retrospectively adjusted, see Note 2.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Stockholders’ Deficit

(Unaudited)

	Ordinary shares		Series A shares		Additional Paid-in	Accumulated	Share subscription	Accumulated other comprehensive	Total Shareholders
	Shares	Value	Shares	Value	Capital	Deficit	receivable	income	Deficit
Balance as at January 1, 2025	209,080,491	$26,919	—	$—	$216,879,496	(258,209,745)	(80)	33,666	(41,269,744)
Share-based compensation- employees	—	—	—	—	2,341,249	—	—	—	2,341,249
Shares issued to advisors (see note 8.8)	1,169,846	147	—	—	2,893,644	—	—	—	2,893,792
Shares issued on conversion of senior secured notes	10,840,973	1,322	—	—	30,764,671	—	—	—	30,765,993
Issuance of ordinary shares upon conversion of advanced subscription	171,429	22	—	—	118,271	—	—	—	118,293
Issuance of ordinary shares under Yorkville Standby Equity Purchase Agreement	500,000	62	—	—	1,613,145	—	—	—	1,613,207
Issuance of ordinary shares upon conversion of Yorkville Note (see note 8.7)	1,413,946	177	—	—	3,746,957	—	—	—	3,747,134
Ordinary shares issued upon exercise of share options by consultants	223,622	28	—	—	—	—	(28)	—	—
Ordinary shares issued upon exercise of share options under LTIP by employees	748,866	99	—	—	—	—	(99)	—	—
Ordinary shares issued upon exercise of share options under LTIP by related parties	11,864,174	1,566	—	—	—	—	(1,566)	—	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	300,000	38	—	—	875,963	—	—	—	876,000
Ordinary shares issued upon conversion of convertible notes (see note 8)	471,337	53	—	—	1,138,514	—	—	—	1,138,568
Ordinary shares issued in upon conversion of promissory note (see note 8)	1,257,632	168	—	—	4,116,012	—	—	—	4,116,180
Ordinary shares issued upon acquisition of GroupBy (see note 4)	3,999,902	517	—	—	5,759,342	—	—	—	5,759,859
Ordinary shares issued in lieu of cash payment for services	110,000	14	—	—	222,486	—	—	—	222,500
Ordinary shares issued upon acquisition of Bluedot Innovation (see note 4)	1,941,111	245	—	—	3,396,700	—	—	—	3,396,944
Ordinary shares issued to DBLP under the rights issue	4,150,000	548			1,087,779				1,088,327
Ordinary share-based compensation issued to related parties	2,500,000	335	—	—	6,043,937	—	(335)	—	6,043,937
Ordinary shares issued on conversion of advisors loans (see note 8.8)	861,333	116	—	—	2,080,699	—	—	—	2,080,815
Ordinary shares issued upon acquisition of Mpower (see note 4)	804,833	108	—	—	1,529,074	—	—	—	1,529,182
Ordinary shares issued to DBLP upon settlement of related party payable	800,000	107	—	—	823,041	—	—	—	823,148
Ordinary shares issued to Western Alliance Bank to settle debt assumed in the GroupBy acquisition	5,857,143	802	—	—	16,692,057	—	—	—	16,692,859
Net loss	—	—	—	—	—	(57,852,518)	—	—	(57,852,518)
Foreign currency translation loss	—	—	—	—	—	—	—	(415,544)	(415,544)
Balance as at June 30, 2025	259,066,638	$33,394	—	$—	$302,123,036	$(316,062,263)	$(2,108)	$(381,878)	$(14,289,819)

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements. These condensed interim combined consolidated financial statements have been retrospectively adjusted, see Note 2.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Stockholders’ Deficit

(Unaudited)

	Ordinary shares		Series A shares		Additional Paid-in	Accumulated	Share subscription	Accumulated other comprehensive	Total Shareholders
	Shares	Value	Shares	Value	Capital	Deficit	receivable	income	Deficit
Balance as at January 1, 2024	152,262,295	$127,310	4,575,983	$3,868	$193,631,205	$(249,869,811)	$(178,720)	$(119,385)	$(56,405,533)
Ordinary shares issued	4,528	3	—	—	25,143	—	—	—	25,146
Warrants issued with loan	—	—	—	—	1,782	—	—	—	1,782
Ordinary shares issued from exercise of share-options	—	—	—	—	—	—	—	—	—
Share-based compensation in lieu of services	—	—	—	—	—	—	—	—	—
Share-based compensation related parties	—	—	—	—	2,190,482	—	—	—	2,190,482
Employee share-based compensation	—	—	—	—	1,852,702	—	—	—	1,852,702
Share issuance for Bluedot common control transaction (see note 2 and 4)	819,737	103	—	—	897	—			1,000
Net loss	—	—	—	—	—	(12,967,097)	—	—	(12,967,097)
Foreign currency translation gain	—	—	—	—	—	—	—	133,245	133,245
Balance as at June 30, 2024	153,086,560	$127,416	4,575,983	$3,868	$197,702,211	$(262,836,908)	$(178,720)	$13,860	$(65,168,273)

The accompanying notes are an integral part of these condensed interim combined consolidated financial statements. These condensed interim combined consolidated financial statements have been retrospectively adjusted, see Note 2.

REZOLVE AI PLC AND SUBSIDIARIES

Condensed Interim Combined Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash flows from operating activities:
Net loss	$(57,852,518)	$(12,967,097)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	1,550,777	121,895
Share based compensation for employees	2,341,249	1,852,702
Share based compensation issued to related parties	6,043,937	2,190,482
Ordinary shares issued in lieu of cash payment for services	222,486	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	876,000	—
Income tax expense	482,882	—
Interest expense	2,255,967	3,008,131
Loss on derivatives	1,521,136	—
Loss on extinguishment	27,247,099	—
Gain on revaluation of financial asset	(5,710,714)	—
Unrealized foreign exchange (gain)/loss	(145,259)	108,224
Non-cash component of lease expense	561,127	—
Net loss attributable to Bluedot Industries prior to common control transaction	291,161	122,726
Changes in operating assets and liabilities:
Decrease in accounts receivable	4,536,378	1,100
Increase in prepaid expense and other current assets	(4,483,334)	(131,679)
Increase in accounts payable, accrued expenses and other payables	2,053,099	477,428
(Decrease)/Increase in payables due to related parties	(1,297,489)	315,895
Increase in accrued expenses and other payables	229,070	—
Decrease in lease liabilities	(805,828)	—
Increase in non-current liabilities	272,835	—
Net cash used in operating activities	$(19,809,939)	$(4,900,193)
Cash flows from investing activities:
Purchase of property and equipment	(90,217)	(3,850)
Development of intangible assets	(1,677,356)	(1,360,525)
Acquisition of Prediqt, net of cash acquired	(80,888)	—
Cash acquired in business combinations	1,800,234	—
Cash acquired in common control transaction	139,697	—
Net cash provided by /(used in) investing activities	$91,470	$(1,364,375)
Cash flows from financing activities:
Proceeds from rights issuance	—	1,350,000
Call up capital received from related parties	—	222,306
Repayment of short-term debt obligation from related parties	(5,163,477)	—
Proceeds from promissory notes	67,705	—
Proceeds from issuance of ordinary shares	1,613,207	—
Proceeds from short-term debt	27,000,000	400,000
Repayment of advisor loans	(3,500,000)	—
Proceeds from convertible debt	—	4,301,855
Net cash provided by financing activities	$20,017,435	$6,274,161
Effect of exchange rate changes on cash	(171,122)	38,522
Net change in cash	127,844	48,115
Cash and cash equivalents, beginning of period	9,729,546	156,586
Cash and cash equivalents, end of period	$9,857,390	$204,701
Supplemental disclosures
Cash paid for taxes	$4,804	$—

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements. These condensed interim combined consolidated financial statements have been retrospectively adjusted, see Note 2.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

1.
Organization and nature of operations

Rezolve Group Limited (“Rezolve”, “the Company” or “we”) was incorporated in England and Wales on January 5, 2023 and changed its name on June 5, 2023 to Rezolve AI Limited. On March 28, 2025, the Company altered its legal status under English law from a private limited company and re-registered as a public limited company. In connection with the re-registration as a public limited company, the Company changed its name from Rezolve AI Limited to Rezolve AI plc.

Rezolve is a mobile commerce and engagement platform that enables retailers and brands to deliver rich and engaging mobile experiences to consumers. The mailing address of Rezolve’s registered office is 21 Sackville Street, London, W1S 3DN, United Kingdom.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

2.
Basis of presentation and summary of significant accounting policies

2.1. Basis of presentation

The condensed interim combined consolidated financial statements of Rezolve AI plc and subsidiaries (together “the Company” or “we”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial reporting. Accordingly, these unaudited condensed interim combined consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements. These unaudited condensed interim combined consolidated financial statements include all adjustments necessary to fairly state the financial position and the results of the Company's operations and cash flows for interim periods in accordance with GAAP. All such adjustments are of a normal, recurring nature. The results for any interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2025 or for any future period.

The condensed interim combined consolidated financial statements have been prepared using the United Stated Dollar (“$” or “US dollar”) as the reporting currency. The condensed interim combined consolidated financial statements and notes as presented do not contain all information that is included in the annual financial statements and notes thereto of the Company. The condensed interim combined consolidated financial statements and notes included in this Form 6-K should be read in conjunction with the financial statements and notes included in the Company’s 2024 Annual Report on Form 20-F (Annual Report) filed with the SEC.

The significant accounting policies used in preparation of these condensed interim combined consolidated financial statements as of and for the six months ended June 30, 2025 are consistent with those described in our Annual Report.

The accompanying condensed interim combined consolidated financial statements include the financial statements of Rezolve AI plc, Rezolve Limited, its consolidated subsidiaries and any variable interest entity (“VIE”) in which we are the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”)(collectively “the Chinese Business”) which were abandoned on January 3, 2023 (see below).

On January 3, 2023, the Company’s directors approved a plan to abandon its operations in China completely. Subsequently, on January 5, 2023, the Company’s directors approved an application to the United Kingdom (the “UK”) tax authorities requesting tax clearance for a solvent demerger (the “Pre-Closing Demerger” or “Demerger”) of the Company under section 110 of the UK Insolvency Act, 1986 which clearance was subsequently granted. Our board of directors decision to abandon operations in China completely and approve the Pre-Closing Demerger was based, in part, on our inability to complete an audit as a result of not having access to certain information from our local third-party company.

The Pre-Closing Demerger was completed on July 4, 2024. A new holding company Rezolve AI plc was established. Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) were transferred to the Company in exchange for the issue by the Company of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger. Therefore upon the completion of the Pre-Closing Demerger, Rezolve AI plc ended up with the same business as Rezolve Limited but without the Chinese business.

On August 15, 2024, Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve AI plc and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to which the Company effected a company reorganization whereby the Company’s series A shares were reclassified as ordinary shares and Armada merged with and into Rezolve Merger Sub, with Armada surviving as a wholly owned subsidiary of Rezolve, with shareholders of Armada receiving ordinary shares of the Company in exchange for their existing Armada common stock and Armada warrant holders having their warrants automatically exchanged for warrants of the Company (see note 8). Upon the closing of the Business Combination, the Company became the direct parent of Armada. The Business Combination was accounted for as a reverse merger under ASC 805, whereby Rezolve AI plc was deemed to be the accounting acquirer for financial reporting purposes and Armada was treated as the accounting acquiree. This determination was primarily based on the expectation that, immediately following the reverse merger: former Rezolve AI plc’s stockholders own a substantial majority of the voting rights in the combined company; former Rezolve AI plc’s largest stockholders retain the largest interest in the combined company and former Rezolve AI plc’s executive management team became the management team of the combined company.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

For accounting purposes the Business Combination, accounted for as a reverse merger, was treated as the equivalent of Rezolve AI plc issuing 5,827,796 ordinary shares to acquire the net liabilities of Armada. The excess amount paid by an investor over the par value of ordinary shares issued usually is allocated to additional paid-in capital, however as the Business Combination resulted in the issuance of ordinary shares to acquire the net liabilities of Armada, it rendered a negative amount of additional paid-in capital. In accordance with ASC 505-30-30-8, the Company made an accounting policy election that additional paid-in capital cannot be a negative amount and therefore the negative amount was allocated to accumulated deficit.

The net liabilities of Armada are recorded at their acquisition-date fair value in the condensed interim combined consolidated financial statements as follows:

Cash and cash equivalents	$3,361
Prepaid expenses	169,425
Accounts payable and accrued expenses	(4,873,019)
Debt (promissory notes)	(3,144,883)
Other current liabilities	(1,499,936)
Net liabilities acquired	$(9,345,052)
Accumulated Deficit	$(9,345,052)

These condensed interim combined consolidated financial statements of Rezolve AI plc and subsidiaries have been prepared on the following basis:

•
The Pre-Closing Demerger was completed retrospectively on December 31, 2022, and thus reflects the predecessor company, Rezolve Limited, prior to completion of the Pre-Closing Demerger. These condensed interim combined consolidated financial statements are therefore prepared on a carve-out basis. All costs of doing business in Rezolve Limited have been reflected in Rezolve AI plc on a 100% allocation basis since management feels that this fully reflects the condensed interim combined consolidated financial statements had the Demerger completed on December 31, 2022. Costs incurred by Rezolve Limited to close the China Business in the People’s Republic of China (“China”) for the six months ended June 30, 2025 and 2024 have been recorded as “Business development expenses”, a component of General and Administrative expenses within the Company’s condensed interim combined consolidated statement of operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs Reflected in Historical Financial Statements (“SAB 1-B1”). Management asserts that this method used is reasonable.
•
As a result of the ownership structure of Rezolve Limited and Rezolve AI plc, the Pre-Closing Demerger was accounted for as a common control transaction in accordance with the common control guidance in ASC 805. The net liabilities of Rezolve Limited were transferred to Rezolve AI plc at their carrying values immediately prior to the Pre-Closing Demerger transaction, with an offsetting impact to Additional Paid in Capital which was then recapitalized to Accumulated Deficit. The Consolidated Financial Statements as of and for the year ended December 31, 2023 and the period January 1, 2024 to July 4, 2024 for Rezolve Limited have been aggregated with the consolidated financial statements of the Company for the period July 5, 2024 to December 31, 2024.
•
The number of shares issued in Rezolve AI plc to the shareholders of Rezolve Limited pursuant to the Pre-Closing Demerger was in the order of 1 share in Rezolve AI plc for each 6.13 shares held in Rezolve Limited. This adjustment in share numbers enabled the issuance of the appropriate number of shares in Rezolve AI plc so that each Company Shareholder will after the Pre-Closing Demerger hold their applicable pro rata portion of the aggregate stock consideration in accordance with the terms of the Pre-Closing Demerger transaction. All share and per share amounts in these condensed interim combined consolidated financial statements and notes thereto have been retroactively adjusted for all periods presented to give effect to the Pre-Closing Demerger transaction. Additionally, holders of Series A shares of Rezolve AI plc received one Ordinary share in the Company for each Series A share held in Rezolve AI plc.

On February 4, 2025, the Company entered into a purchase agreement with DBLP Sea Cow Ltd (“DBLP”), to acquire the entire issued and to be issued share capital of each of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd, together “Bluedot Industries”. DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, a former director of Rezolve. On February 20, 2025, the Company closed the Bluedot Industries acquisition and issued ordinary shares as consideration to DBLP. Refer to Note 4 for more information. The Bluedot Industries acquisition was accounted for as a transfer of entities under common control and all periods presented reflect the financial position, results of operations and cash flows of these entities as if they had been combined as of the beginning of the period. The comparative financial statements have also been retrospectively adjusted to furnish information on a comparative basis as if the two companies

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

(Rezolve and Bluedot Industries) had been combined from the beginning of the comparative period, as the entities were under common control for the entire comparative period.

2.2. Basis of consolidation

We consolidate investments in companies in which we control directly or indirectly through the control of more than 50% of the voting rights. We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A variable interest entity “VIE” is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity with the most significant impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

All intercompany balances and transactions have been eliminated.

A list of subsidiaries and Rezolve AI plc’s holding as of June 30, 2025 is as follows:

Name of the entity	Date of incorporation or acquisition (*)		Country of incorporation	Group shareholding (%)
Rezolve Taiwan Inc.	November 9, 2000		Taiwan	100%
Rezolve Technology (India) Private Limited	March 19, 2021		India	100%
Rezolve Mobile Commerce Inc.	April 20, 2016		United States of America	100%
Rezolve Technology S.L.	August 25, 2020		Spain	100%
Rezolve AI IP Holdings Limited	December 19, 2024		United Kingdom	100%
Rezolve Ai Finance LLC	February 12, 2025		United States of America	100%
Rezolve Ai Finance Holdings LLC	February 12, 2025		United States of America	100%
Armada Acquisition Corp. I	August 15, 2024		United States of America	100%
GroupBy Inc.	March 25, 2025	*	Canada	100%
GroupBy International Ltd	March 25, 2025	*	Canada	100%
GroupBy USA Inc.	March 25, 2025	*	United States of America	100%
GroupBy UK Ltd	March 25, 2025	*	United Kingdom	100%
Bluedot Industries Pty. Ltd	March 17, 2025	*	Australia	100%
Bluedot Industries, Inc.	March 17, 2025	*	United States of America	100%
Bluedot Innovation Pty. Ltd	February 20, 2025	*	Australia	100%
Prediqt Business Solutions Private Limited	June 2, 2025	*	India	100%
Mpower Plus Global Limited	May 31, 2025	*	United Kingdom	100%
Mpower Plus Poland SP Z o.o	May 31, 2025	*	Poland	100%
Mpower Plus France SARL	May 31, 2025	*	France	100%
Mpower Plus B.V.	May 31, 2025	*	Netherlands	100%
Mpower PLUS Global PTE. Ltd.	May 31, 2025	*	Singapore	100%
Mpower Plus Hungary KFT	May 31, 2025	*	Hungary	100%
MPower Plus BVBA	May 31, 2025	*	Belgium	100%
MPower Plus Deutschland GmbH	May 31, 2025	*	Germany	100%
MPower Plus Global Malaysia SDN BHD	May 31, 2025	*	Malaysia	100%
MP PLUS RM S.R.L	May 31, 2025	*	Romania	100%

2.3. Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act)

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable, provided that early adoption is permitted by the new or revised accounting standard. The Company has elected to not opt out of such extended transition period, which means that the Company, as an emerging growth company, can adopt new or revised standard at the same time as private companies. While the Company may early adopt the new or revised standard if the standard permits, it is able to avail itself of any additional transition time which is granted to private companies. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

2.4. Liquidity

Pursuant to ASC 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), management must evaluate whether there are conditions and events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that these Consolidated Financial Statements are issued. In accordance with ASC 205-40, management’s analysis can only include the potential mitigating impact of management’s plans that have not been fully implemented as of the issuance date if (a) it is probable that management’s plans will be effectively implemented on a timely basis, and (b) it is probable that the plans, when implemented, will alleviate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2025, the Company had an accumulated deficit of $316.1 million. For the six months ended June 30, 2025, the Company incurred a net loss of $57.9 million and net cash used in operating activities was $19.8 million. Cash totaled $9.9 million as of June 30, 2025, an increase of $0.1 million from December 31, 2024. The Company has a working capital deficit of $71.1 million as at June 30, 2025. The Company continues to incur losses while it develops technological services, targets customers and incurs costs business combination. Our sources of cash for these activities rely on debt and equity funding.

The Company has raised $270.6 million in the third quarter of 2025, from the following transactions. Refer to Note 14 for more information:

•
On July 24, 2025, the Company entered into securities purchase agreements with certain investors pursuant to which the Company agreed to sell and issue to these investors in a private placement offering (the “PIPE Financing”) 20,000,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $2.50 per Ordinary Share. This PIPE Financing closed on July 25, 2025, resulting in aggregate gross proceeds to the Company of $50 million, before deducting the placement agent’s fee and offering expenses payable by the Company.
•
The Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000 in order to settle debt owed by Groupby to WAB. In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12,300,000 from the subsequent sale of the 5,857,143 Ordinary shares. On August 22, 2025, WAB completed its sale of the 5,857,143 Ordinary shares and realized proceeds of $$17,955,271 from sale of these Ordinary Shares. This resulted in an excess of $$5,655,271, which was returned to the Company. See below for more information.
•
On September 18, 2025, the holders of all 5,000,000 warrants issued in a registered offering in December 2024 (the "Offering Warrants") elected to exercise their Offering Warrants, at an exercise price of $3.00 per Offering Warrant, for 5,000,000 ordinary shares of the "Company, generating aggregate gross proceeds to the Company of $15 million.
•
On September 24, 2025, the Company entered into securities purchase agreements with certain qualified institutional investors, for the purchase and sale of 37,000,000 Ordinary Shares in a private placement (the “PIPE Financing”) at a price of $5.40 per Ordinary Share for aggregate gross proceeds of approximately $200 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds of the PIPE Financing for accelerated investment into its sales organization, potential accretive M&A opportunities, working capital and general corporate purposes, including further development of its Brain Commerce Platform, and expansion of Visual Search and Brain Checkout. This PIPE Financing closed on September 25, 2025, resulting in aggregate gross proceeds to the Company of $200 million, before deducting the placement agent’s fee and offering expenses payable by the Company.

Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered into, were considered. As of the date of issuance of the interim condensed consolidated financial statements for the six months ended June 30, 2025, the Company has a further $234.6 million remaining on the Standby Equity

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Purchase Agreement ("SEPA") capital commitment facility with YA II PN, LTD ("YA"), a Cayman Island exempt limited company. The SEPA is a share subscription facility which was signed and executed on February 23, 2023 and amended and restated on February 2, 2024 to provide for, inter alia, Rezolve AI Limited joining as a party to the agreement and the subscription by YA of a promissory convertible note (“YA Agreement”). The Company may continue to seek capital through the issuance of equity securities using the remaining undrawn capital commitment facility.

Consequently, it has been concluded that adequate resources and liquidity to meet the cash flow requirements for the next twelve months are present, and it is reasonable to apply the going concern basis as the underlying assumption for the consolidated financial statements. The Company’s plan includes the items noted above as well as securing external financing which may include raising debt or equity capital. These plans are not entirely within the Company’s control including our ability to raise sufficient capital on favorable terms.

2.5. Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of financial statements and the results of operations during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, capitalized software and share-based compensation. Management believes that the estimates used in the preparation of the condensed interim combined consolidated financial statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates

2.6. Revenue recognition

Under ASC 606, the Company determines revenue recognition through the following steps:

•
Identifying the contract, or contracts, with the customer;
•
Identifying the performance obligations in the contract;
•
Determining the transaction price;
•
Allocating the transaction price to performance obligations in the contract; and
•
Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The Company generates revenues primarily from two sources: (i) subscription-based SaaS offerings under our Brain Commerce platform, and (ii) professional services delivered on a cost-plus basis. These revenues are recognized in line with the nature of the services provided, as described below.

Revenue generated from cloud-based software solutions, include the SaaS (software as a service) products such as the following:

•
search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services.
•
geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

The Company may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration (deferred revenue) is recognized as revenue over time as the performance obligation is satisfied. The deferred revenue balance of $1,172,056 at December 31, 2024 resulted from the retrospective adjustment to the comparative financial statements as if Rezolve and Bluedot Industries had been combined from the beginning of the comparative period, as the entities were under common control for the entire comparative period. The deferred revenue balance of $16,016,292 at June 30, 2025 resulted from upfront revenue received from contracts with customers for search experience tools and contracts with customers for geofencing software.

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology ("IT") and information technology enabled ("ITE") services. The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

The Company also continues earns revenue from commission from sales of football tickets for La Liga in Spain through its platform technology. La Liga pays a commission for each football ticket sold through our platform technology. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when a football ticket is sold on our platform technology.

The Company's revenue by region is as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2024
North America, South America and Canada	5,612,576	683,902
United Kingdom and Europe	340,054	53,399
Asia Pacific	364,320	464,713
Total Revenue	6,316,950	1,202,014

2.7. Cost of revenue

Cost of revenues consists of expenses incurred directly in relation to the earning of revenues such as payroll and benefits for IT consultants and partner’s fees.

2.8. Operating segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company has determined that it operates as one operating segment.

At June 30, 2025, there have not been any changes in the internal organization that affects how the CODM allocates resources and assesses the performance of the Company.

As the Company operates as one operating segment, financial data provided in the consolidated financial statements, including total revenues of $6,316,950 and $1,202,014 for the six months ended June 30, 2025 and 2024, respectively; total operating expenses of $38,741,467 and $10,919,306 for the six months ended June 30, 2025 and 2024, respectively; consolidated net loss of $57,852,518 and $12,967,097 for the six months ended June 30, 2025 and 2024, respectively and total assets of $ 80,101,992 as of June 30, 2025 and $ 21,168,892 as of December 31, 2024, represent the performance of our single reportable segment. The consolidated statements of operations reflect the same level of significant expense categories regularly provided to the CODM for decision-making purposes. Sales and marketing expenses reported in the consolidated statements of operations includes advertising expenses, payroll expenses, and consultancy charges. General and administrative expenses reported in the consolidated statements of operations includes IT expenses, legal and professional expenses, payroll expenses and consultancy charges.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

The CODM does not review segment assets at a different level or category than those disclosed in the consolidated balance sheet.

2.9. Acquisitions

The Company evaluates the facts and circumstances of each acquisition to determine whether the transaction should be accounted for as an asset acquisition or a business combination.

The Company accounts for a business combination using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's preliminary estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of the acquisition. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the acquisition from those valuations would result in a corresponding increase in the amount of goodwill from the acquisition. The acquisition-related transaction costs incurred by the Company are accounted for as expenses in the periods in which the costs were incurred and the services were received.

The Company accounts for an acquisition that is not business combination as an asset acquisition under ASC 805. The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. The Company use a cost accumulation model to determine the cost of the asset acquisition. Ordinary shares issued as consideration in an asset acquisition are measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an asset acquisition. The cost of an asset acquisition, including transaction costs, are allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. Goodwill is not recognized in an asset acquisition. If applicable, any difference between the cost of an asset acquisition and the fair value of the net assets acquired is allocated to the non-monetary identifiable assets based on their relative fair values.

The Company accounts for a transfer of net assets or an exchange of equity interests between entities under common control as a common control transaction. Under ASC 810-10-15-8, a controlling financial interest defined as ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity or individual, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. Under ASC 805-50-25-2, the Company (receiving entity), initially recognizes the assets and liabilities received at their carrying amounts in the financial statements of the transferring entity on the date of the transfer. Under ASC 805-50-30-5, the Company recognizes the difference between the proceeds transferred and the carrying amounts of the net assets received in equity (Additional Paid-in Capital). If a transaction combines two or more commonly controlled entities that historically have not been presented together, the resulting financial statements are, in effect, considered to be those of a different reporting entity. The resulting change in reporting entity requires retrospective combination of the entities for all periods presented as if the combination had been in effect since inception of common control in accordance with ASC 250-10-45-21.

For additional information about acquisitions, see Note 4.

2.10. Intangible assets

Intangible assets consist of computer software, internal-use software, technology intellectual property and customer contracts and related relationships.

Computer software

Computer software acquired separately is measured on initial recognition at cost. Following initial recognition, such assets are carried at cost less any accumulated amortization and any accumulated impairment losses, however, there have been no indicators of impairment identified during the six months ended June 30, 2025 and 2024.

Computer software assets are amortized over their useful economic life less their estimated residual value and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Gains or losses arising from de-recognition of

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

an intangible asset are measured as the difference between the net disposal proceeds and the net carrying amount of the asset and are recognized in profit or loss in the consolidated statement of operations when the asset is derecognized.

The initial useful lives of computer software assets as estimated by management are summarized as follows:

Assets	Useful life
Software	5 years

Internal-use software

We capitalize internal and external costs directly associated with the development of internal-use software. Maintenance and training costs, as well as costs incurred during the preliminary stage of an internal-use software development project, are expensed as incurred. The Company has not commenced amortizing the in-development software as it not yet ready for its intended use.

The Company reviews internal-use software for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for internal-use software as of June 30, 2025 and June 30, 2024 and the periods then ended.

Technology intellectual property

We have technology intellectual property that were acquired through a business combination. At the time of each acquisition, fair value was estimated using a relief from royalty method which included various assumptions requiring judgment, including projected future cash flows, discount rates, and market royalty rates.

The Company reviews technology intellectual property for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for technology intellectual property as of June 30, 2025 and June 30, 2024 and the periods then ended. For additional information, see Notes 4 and 7.

Assets	Useful life
Technology intellectual property	10 years

Customer contracts and related relationships

We have customer contracts and related relationships that were acquired through a business combination. At the time of each acquisition, fair value was estimated using an excess earnings methodology (MPEEM - Multi-Period Excess Earnings Method). The MPEEM is a variation of discounted cash-flow analysis which utilizes internally developed discounted future cash flow models and third-party valuation specialist models, which include various assumptions requiring judgment, including projected future cash flows and discount rates.

The Company reviews customer contracts and related relationships for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for customer contracts and related relationships as of June 30, 2025 and June 30, 2024 and the periods then ended. For additional information, see Notes 4 and 7.

Assets	Useful life
Customer contracts and related relationships	4 years

Recruitment database

We have a recruitment database that was acquired through a business combination. At the time of the acquisition, fair value was estimated using a replacement cost method. The replacement cost method considers an estimate of the costs to recreate the recruitment database (software, data acquisition, labor, overhead), opportunity costs representing forgone returns and obsolescence of the recruitment database.

The Company reviews the recruitment database for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for the recruitment database as of June 30, 2025 and June 30, 2024 and the periods then ended. For additional information, see Notes 4 and 7.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Assets	Useful life
Recruitment database	3 years

2.11. Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified or separately recognized. Goodwill is subject to an impairment test at least annually or when events or changes in circumstances indicate that it may be impaired. In assessing impairment, the Company performs either a quantitative or a qualitative analysis.

Determining the fair value of the Company’s single reporting unit for goodwill requires significant estimates and judgments by management. When a quantitative analysis is performed, the Company generally uses the income approach, which requires several estimates, including future cash flows consistent with management’s strategic plans, sales growth rates and the selection of royalty rates and discount rates. There were no indicators of impairment for goodwill identified during the six months ended June 30, 2025. For additional information, see Note 4 and 7.

2.12. Operating leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate, because the interest rate implicit in the Company's leases is not readily determinable. The Company's incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The operating lease ROU asset also includes any prepaid lease payments and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Certain lease agreements contain variable payments, which are expensed as incurred and not included in the lease assets and liabilities. These amounts primarily include payments for maintenance and utilities. Operating lease expense (excluding variable lease costs) is recognized on a straight-line basis over the lease term.

2.14. Accounts receivable, net

Account receivable consists primarily of amounts related to fees charged to customers. Credit is extended based on evaluation of a customer’s financial condition and generally collateral is not required. Accounts receivable is stated at amounts due from customers net of an allowance for expected credit losses. The allowance for expected credit losses is based upon our current estimate of lifetime expected credit losses related to uncollectible accounts receivable. The Company evaluates the need for an allowance for expected credit losses based on historical collection trends, prevailing and anticipated macroeconomic conditions and specific customer credit risk.

Accounts receivable at December 31, 2024 did not have any allowances created for expected credit losses. The allowance for expected credit losses at June 30, 2025 is $1,266,472.

2.14. Fair value measurement and concentrations of risk

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

•
Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•
Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
•
Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurements at reporting date:

Description	Level 1	Level 2	Level 3
June 30, 2025
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$1,513,430	$—
(3) Other receivable	$5,710,714	$—	$—
December 31, 2024
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$2,579,875	$—
(2) Derivative asset	$—	$2,587,581	$—

(1)
See note 8.6.
(2)
The derivative asset and the derivative liability were valued by a third-party valuation expert using a Geometric Brownian Motion based Monte Carlo simulation to project the underlying metric value to ultimately determine the fair value upon the date of issuance. This model incorporates the most recent data available including risk-free interest rate, expected life of options, expected dividend yield, expected stock price volatility, and the Company's share price. The derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations.
(3)
See note 8.9.

The derivative asset at December 31, 2024 pertained to an option held by the Company to convert a promissory note payable to Northland Securities (see note 8). In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20,000,000 in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all of the advisor's loan payable but $1,135,000 into shares of the Company’s common stock at a price of $10.00 per share.

The derivative liabilities were triggered by conversion features embedded in promissory notes held by investors Cohen & Company Financial Management LLC (see note 8), J.V.B. Financial Group and Northlands Securities (see note 8). On August 15, 2024, the Company recognized derivative liabilities and an offsetting debt discount associated with the embedded conversion features in its senior secured convertible notes (see note 8), convertible promissory notes (see note 8) and advisors loans (see note 8). The Company previously did not bifurcate the embedded conversion features as derivatives due to the lack of an underlying share price prior to the Company's acquisition of Armada and listing of its Ordinary Shares on the NASDAQ. The Company no longer recognized a derivative liability associated with the following debt liabilities due to the investors having exercised their conversion features by December 31, 2024:

•
Senior secured convertible notes (note 8.4);
•
YA notes (note 8.7);
•
Promissory notes (note 8.7)

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company’s cash in deposited in accounts at large financial institutions. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash are held.

Accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the periods presented.

At June 30, 2025 and December 31, 2024, the following customers represented more than 10% of total accounts receivable.

	June 30, 2025	December 31, 2024
Wondr Gaming (1)	32%	—%
Coles Supermarkets Australia Pty Ltd (2)	18%	—%
La Liga	Less than 10%	100%

(1) A full expected credit loss allowance has been recorded against the outstanding balance of this accounts receivable. See note 2.14. and Note 13.

(2) The outstanding balance was settled in full in July 2025.

Accounts payable include balances for work incurred by third parties for the benefit of the Company.

Foreign currency risk

During the six months ended June 30, 2025, the Company’s revenue was denominated in the Euro (“EUR”), Australian Dollars (“AUD”), Polish Zloty (“PLN”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the six months ended June 30, 2025, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2025 by the following:

•
EUR against the US dollar by $15,333
•
AUD against the US dollar $29,014
•
PLN against the US dollar by $18,672
•
INR against the US dollar by $7,418

During the six months ended June 30, 2024, all of Rezolve’s revenue was denominated in the EUR since the sales of the Company was in Spain. Based upon the Company’s level of operations for the six months ended June 30, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, the Company’s revenue for the six months ended June 30, 2024 by approximately $ 5,339. Bluedot Industries’ revenue for the six months ended June 30, 2024, was denominated in US dollar and AUD. Based upon Bluedot Industries’ level of operations for the six months ended June 30, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in the AUD against the dollar would have increased or decreased, respectively, Bluedot Industries’ revenue for the six months ended June 30, 2024 by approximately $46,471.

2.15. Loss and earnings per share

In accordance with ASC 260 Earnings Per Share, basic earnings per share, basic net loss per share is based on the weighted average number of ordinary shares issued and outstanding and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net loss per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding. If the Company reports a net loss, the computation of diluted loss per share excludes the effect of dilutive ordinary share equivalents, as their effect would be antidilutive. Diluted loss per share is equal to the net loss per

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

share as all potentially dilutive securities are anti-dilutive in the periods presented. For the six months ended June 30, 2025 and 2024 the Company incurred net losses and therefore no potential dilutive ordinary share were utilized in the calculation of losses per share.

If the Company reports net income, basic earnings per share is based on the weighted average number of ordinary and series A preferred shares issued and outstanding and is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average number of ordinary and series A preferred shares used in the net earnings per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding.

The series A preferred shares are entitled to the same dividend rights as the ordinary shares and therefore as participating securities, are included in the basic and diluted earnings per share calculation. The holders of the series A preferred shares do not have a contractual obligation to share in the losses of the Company. The Company computes earnings per share using the two-step method for its series A preferred and ordinary shares.

The following table presents the potential shares of ordinary shares outstanding that were excluded from the computation of diluted net loss per share of ordinary shares as of the periods presented because including them would have been antidilutive:

	June 30, 2025	June 30, 2024
Convertible debt (note 8)	54,172	884,791
Shares payable (note 8)	498,221	22,838
Warrants	13,019,976	574,526
Share options	7,522,654	848,287
Convertible promissory notes	222,153	—
Series A preferred shares	—	4,574,146
Advisors Loans (note 8)	1,606,039	—
Total	22,923,214	6,904,589

2.16. Financial Assets

When the terms of a financial asset involve returns that vary in timing or amounts, the Company evaluates the financial asset to determine if there are any freestanding or embedded derivatives that should be accounted for separately. The Company separates the embedded derivative from its host contract and account for as a derivative instrument “if and only if” all of the specified criteria in ASC 815 are met.

The fair value option (FVO) for financial instruments under ASC 825-10 can generally be applied to hybrid instruments, subject to certain limitations. In addition, ASC 815 provides an instrument-by-instrument fair value election for hybrid financial instruments that would require an embedded derivative to be bifurcated. Under either election, the hybrid financial instrument is carried at fair value with the change in fair value recognized currently in earnings, except for the effect of changes in own credit, which are recognized in other comprehensive income.

3.
Recently issued and adopted accounting pronouncements

In July 2025, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company is currently evaluating the impact of ASU 2025-05 on its consolidated financial statements and disclosures.

In May 2025, the FASB issued ASU No. 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer.” This ASU clarifies the accounting treatment of share-based compensation payable to a customer. This guidance is effective for the Company for fiscal years beginning after December 15, 2026 and is not expected to have an impact on the Company’s consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity.” This ASU clarifies the guidance regarding the identification of the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity. This guidance is effective for the Company for fiscal years beginning after December 15, 2026 and is not expected to have an impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"). The ASU requires a public business entity to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. ASU 2024-03, as clarified by ASU 2025-01 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the impact of adoption on the consolidated financial statements and related disclosures.

In March 2024, Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements (“ASU 2024-02”), which is intended to simplify the Codification and draw a distinction between authoritative and non-authoritative literature. ASU 2024-02 is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently assessing the impact of ASU 2024-02 on its consolidated financial statements. The guidance was effective for the Company beginning on January 1, 2025 and did not have an impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual periods presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and can be applied on a prospective basis with an option to apply the standard retrospectively. Early adoption is permitted. The guidance was effective for the Company beginning on January 1, 2025 and did not have an impact on the Company’s consolidated financial statements and related disclosures.

4.
Acquisitions

GroupBy Acquisition

On February 11, 2025, the Company entered into a purchase agreement with GroupBy Inc., GroupBy International Ltd., and Fortis Advisors LLC, as the representative of the sellers party thereto (“the Sellers”), to acquire the entire issued and to be issued share capital of each of GroupBy Inc., GroupBy International Ltd., GroupBy USA Inc., and GroupBy UK Ltd (together “GroupBy”).

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

GroupBy is an enterprise-grade site search, product discovery, and merchandising solutions provider. GroupBy will both strengthen the Company's market position in transforming digital commerce experiences and extend its North American footprint, opening doors to new growth opportunities and deepening relationships with enterprise clients.

On March 25, 2025, the Company closed the GroupBy acquisition. As consideration for the GroupBy acquisition, the Company issued an aggregate of 3,999,902 of its ordinary shares to the Sellers. This was a non-cash transaction.

The Company accounted for the GroupBy acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending March 25, 2026.

The total purchase price consideration of $5.8 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

Consideration
3,999,902 ordinary shares of Rezolve	$5,759,859
Fair value of total consideration transferred	$5,759,859
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	1,733,326
Accounts receivable	9,781,814
Prepaid expenses and other current assets	1,235,761
Technology intellectual property (intangible asset)	19,661,728
Customer contracts and related relationships (intangible asset)	15,652,376
Other non-current assets	180,927
Accounts payable and accrued liabilities	(16,828,415)
Deferred revenue	(18,850,509)
Debt	(12,300,000)
Other liabilities	(25,658)
Total identifiable net assets	$241,350
Goodwill	5,518,509
Total estimated preliminary purchase price allocation	$5,759,859

Goodwill will not be deductible for tax purposes.

The Company recognized $1.4 million of transaction costs, primarily related to regulatory, financial advisory, and legal fees, in operating expenses in the condensed interim combined consolidated statements of operations during the six months ended June 30, 2025.

The following table presents amounts of GroupBy's revenue and net loss included in the Company's condensed interim combined consolidated statements of operations for the six months ended June 30, 2025 and the unaudited pro forma combined results of the Company and GroupBy as if the Groupby acquisition had occurred on January 1, 2024:

	Revenue	Net Loss
Actual from March 25, 2025 to June 30, 2025	$4,899,421	$(8,912,539)
Supplemental pro forma from January 1, 2025 to June 30, 2025	9,272,808	(8,404,157)
Supplemental pro forma from January 1, 2024 to June 30, 2024	9,577,238	(3,008,281)

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Bluedot Acquisition

On February 4, 2025, the Company entered into a purchase agreement with DBLP Sea Cow Ltd (“DBLP”), to acquire the entire issued and to be issued share capital of each of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd, together “Bluedot Industries”. As consideration for this acquisition, the Company issued 819,737 ordinary shares of the Company at $2.58 per share to DBLP.

DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, a former director of Rezolve.

On March 17, 2025, the Company entered into a share purchase agreement with Tanist Group Limited (“Tanist Group”) pursuant to which the Company acquired 100% of the issued and outstanding shares of Bluedot Innovation Pty. Ltd (“Bluedot Innovation”). As consideration for this acquisition, the Company issued 1,941,111 ordinary shares of the Company at $1.75 per share to the Tanist Group.

Bluedot Industries, Inc., Bluedot Industries Pty. Ltd. and Bluedot Innovation Pty. Ltd, together “Bluedot”, is a developer of mobile location technology.

On February 20, 2025 and March 17, 2025, the Company closed the Bluedot acquisitions and issued the above mentioned ordinary shares as consideration to DBLP and the Tanist Group, respectively. This was a non-cash transaction.

The Company accounted for the Bluedot Industries acquisition as a common control transaction as it was an exchange of equity interests in Bluedot between two entities, the Company and DBLP, both under the control of Daniel Wagner. As noted above, DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, a former director of Rezolve. Additionally, as disclosed in the Company’s Form 20-F for the year ended December 31, 2024, filed with U.S. Securities and Exchange Commission on April 24, 2025, Daniel Wagner, the Company’s founder and Chief Executive Officer controls 75% of the voting power of the Company’s outstanding capital stock. Under ASC 810-10-15-8, a controlling financial interest defined as ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity or individual, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. Therefore under ASC 805, Daniel Wagner has the power to control the Company. The Company initially recognized the assets and liabilities received at their carrying amounts in the financial statements of the transferring entity (Bluedot Industries) on the date of the transfer. The Company recognized the difference between the proceeds transferred and the carrying amounts of the net assets received in Additional Paid-in Capital. The Company retrospectively adjusted its historical consolidated financial statements to include the net assets of Bluedot Industries for all periods during which the Company and DBLP were under common control. This resulted in the retrospective adjustment of the condensed interim combined consolidated financial statements as of and for the six months ended June 30, 2024 as if common control transaction occurred on January 1, 2024.

The Company accounted for the acquisition of Bluedot Innovation as an asset acquisition under ASC 805. The Company used a cost accumulation model to determine the cost of the asset acquisition. Goodwill is not recognized in an asset acquisition. This resulted in the recognition of an intangible asset for patents and trademarks acquired of $3.4 million (see Note 7).

Mpower acquisition

On May 31, 2025, the Company entered into a purchase agreement with Avirup Chakraverty and Mirali Mulodjanov (the “Mpower sellers”) to acquire the entire issued and to be issued share capital of Mpower Plus Global Limited (“Mpower”).

Mpower provides information technology consultancy services through the placement of information technology consultants at customers to fulfill both their local and global information technology needs.

On May 31, 2025, the Company closed the Mpower acquisition. As consideration for the Mpower acquisition, the Company issued an aggregate of 804,833 of its ordinary shares to the Mpower sellers. This was a non-cash transaction.

The Company accounted for the Mpower acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending May 31, 2026.

The total purchase price consideration of $1.5 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

Consideration
804,833 ordinary shares of Rezolve	$1,529,183
Fair value of total consideration transferred	$1,529,183
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	63,221
Accounts receivable	428,334
Prepaid expenses and other current assets	287,069
Customer contracts and related relationships (intangible asset)	1,105,910
Recruitment database (intangible asset)	491,970
Other assets	1,753
Accounts payable and accrued liabilities	(189,613)
Accrued expenses and other payables	(537,437)
Other liabilities	(793,505)
Total identifiable net assets	$857,701
Goodwill	671,482
Total estimated preliminary purchase price allocation	$1,529,183

Goodwill will not be deductible for tax purposes.

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the condensed interim combined consolidated statements of operations during the six months ended June 30, 2025 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s condensed interim combined consolidated statements of operations is not material.

Prediqt acquisition

On June 2, 2025, the Company entered into a purchase agreement with Subhalakshmi Samanta, Kalpadip Basu, Kalyan Kar, Indranil Mukhopadhyay and Sauvik Bannerjjee (the “Prediqt sellers”) to acquire the entire issued and to be issued share capital of Prediqt Business Solutions Private Limited (“Prediqt”).

Sauvik Bannerjjee has served as the CEO Products, Technology, and Digital Services of Rezolve since August 2022. Mr. Banerjjee is also an executive officer of Rezolve.

Prediqt provides technology-enabled services, intelligent business solutions, predictive prowess, AI and analytics to assist business in leveraging insights for strategic decision-making.

On June 2, 2025, the Company closed the Prediqt acquisition. As consideration for the Prediqt acquisition, the Company paid a cash consideration of $100,000 to the Prediqt sellers.

The Company accounted for the Prediqt acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending June 2, 2026.

The total purchase price consideration of $0.1 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

Consideration	$
Cash consideration		100,000
Fair value of total consideration transferred		$100,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		19,112
Accounts receivable		88,367
Customer contracts and related relationships (intangible asset)		325,787
Fixed assets		18,332
Other assets		107,709
Accounts payable and accrued liabilities		(163,590)
Debt		(241,679)
Other liabilities		(45,185)
Total identifiable net assets		$108,853
Gain on bargain purchase		(8,853)
Total estimated preliminary cost allocation		$100,000

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the condensed interim combined consolidated statements of operations during the six months ended June 30, 2025 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s condensed interim combined consolidated statements of operations is not material.

5.
Prepayments and other current assets

	June 30, 2025	December 31, 2024
Prepaid expenses	$2,351,452	$278,731
Receivable from government authorities	261,619	201
Input tax credit	1,131,083	697,214
Other receivables	1,680,126	25,971
Total	$5,424,280	$1,002,117

6. Property and equipment, net

	June 30, 2025	December 31, 2024
Computers	$715,401	$407,302
Office equipment	543,940	290
Less—Accumulated depreciation	(1,141,366)	(385,273)
Property and equipment, net	$117,975	$22,319

Depreciation expense for the six months ended June 30, 2025 and 2024 was $103,322 and $22,955 respectively.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

7. Goodwill and Intangible assets, net

During the six months ended June 30, 2025, our business combinations generated $6.2 million of goodwill which was primarily attributable to expected synergies and potential monetization opportunities, see Note 4 for more information.

The following table sets forth the major categories of the intangible assets at June 30, 2025:

	June 30, 2025	December 31, 2024
In-development intangible asset, net	7,774,628	6,655,623
Software	$1,383,773	$1,014,967
Less—Accumulated amortization for Software	(1,303,193)	(920,412)
Software, net	80,580	94,555
Technology intellectual property	19,661,728	—
Less—Accumulated amortization for Technology intellectual property	(517,971)	—
Technology intellectual property, net	19,143,757	—
Customer contracts and related relationships	17,084,072	—
Less—Accumulated amortization for Customer contracts and related relationships	(848,557)	—
Customer contracts and related relationships, net	16,235,515	—
Patents and trademarks	3,736,122	—
Less—Accumulated amortization for Patents and trademarks	(344,090)	—
Patents and trademarks, net	3,392,032	—
Recruitment database	491,970	—
Less—Accumulated amortization for Recruitment database	(13,666)	—
Recruitment database, net	478,304	—
Intangible assets, net	$47,104,816	$6,750,178

Amortization expense for software for the six months ended June 30, 2025 and 2024 was $1,447,455 and $98,940 respectively. The Company has not commenced amortizing the in-development intangible asset as it not yet ready for its intended use.

As of June 30, 2025, expected total amortization expense for intangible assets over their remaining lives are as follows:

2025	$3,000,240
2026	5,976,010
2027	5,888,411
2028	5,792,750
2029	5,724,421
Thereafter	12,948,356
$39,330,188

8. Debt and other liabilities

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

	June 30, 2025	December 31, 2024
Short-term debt and other liabilities
Short-term debt (8.1)	$28,745,993	$—
Short-term debt to related parties (8.2)	—	5,102,211
Ordinary shares payable (8.3)	—	1,206,609
Convertible debt (8.4)	111,837	10,288,123
Short term convertible debt to related party (8.5)	108,047	95,309
Share-based payment liability (8.6)	1,400,000	1,400,000
Convertible promissory notes (8.7)	538,524	6,428,825
Advisors loans (8.8)	3,865,447	12,812,366
Long-term debt and other liabilities
Long-term debt (8.1)	121,140	—
Total short-term and long-term debt and other liabilities	$34,890,988	$37,333,443

8.1 Short-term and long-term debt

	June 30, 2025	December 31, 2024
Short-term debt
Senior-secured term-loan facility (the "Facility")	$28,629,626	$—
Non-Banking Financial Company loan (Prediqt)	116,367	—
Total short-term debt	$28,745,993	$—
Long-term debt		—
Non-Banking Financial Company loan (Prediqt)	$121,140	$—
Total long-term debt	121,140	—

Senior-secured term-loan facility

On January 23, 2025, the Company entered into a senior-secured term-loan facility (the “Facility”) with Joh. Berenberg, Gossler & Co. KG, a financial institution established under the laws of the Federal Republic of Germany (the “Lender”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Facility.

The committed amount of the Facility is $30,000,000 (the “Committed Amount”). The Company may draw the Committed Amount, in full but not in part, until February 20, 2025 upon the satisfaction or waiver of certain customary conditions precedent.

Following a draw of the Committed Amount, the Company must repay the Facility in five (5) monthly installments of $6,000,000 beginning on August 15, 2025. If the Company fails to make a scheduled repayment, a 5% fee will be added to the outstanding balance remaining under the Facility. The Company may, in its sole discretion, make prepayments of at least $3,000,000.

The Facility bears no interest. However, the Company will pay a $3,000,000 arrangement fee to the Lender on the earlier of (i) the drawing the Committed Amount and (ii) February 21, 2025. The arrangement fee was deducted from the Committed Amount disbursed to the Company. As set forth in the Facility, the arrangement fee will be reduced in connection with any prepayments made by the Company.

In connection with the Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Company has also agreed to repay the Facility in accordance with the amortization schedule described above, beginning on August 15, 2025, and may use the proceeds it receives under or in connection with that certain Second Amended and Restated Standby Equity Purchase Agreement entered with YA II PN, Ltd. on September 6, 2024 to do so.

The Facility contains customary events of default for similar financing transactions, including, among other things, if a change of control of the Company occurs. At any time after an event of default, the Lender may accelerate and make payable all or part of the Facility. The Facility is governed by the laws of Germany, and the courts of Hamburg have exclusive jurisdiction over any disputes arising out of or in connection with the Facility.

The Lender or its affiliates have in the past provided and may from time to time in the future provide, investment banking and other services to the Company.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

The Company has recognized interest expense on the Facility using the effective interest method. In accordance with ASC 470 and ASC 835, the arrangement fee is accounted for as a debt discount and amortized to interest expense over the term of the Facility using the effective interest method. As a result, the Facility has an effective interest rate of approximately 14.2%.

The Company received net cash proceeds of $27.0 million upon issuance and recorded the Facility at its face value of $30.0 million, net of the $3.0 million debt discount. The carrying amount of the Facility was $28.6 million as of June 30, 2025. Interest expense recognized from the amortization of the debt discount for the period ended June 30 , 2025, was $1.6 million.

Prediqt acquisition

As a result of the Prediqt acquisition (Note 4), the Company acquired loans owed to Non-Banking Financial Companies (NBFCs) in India. These loans carry an interest rate ranging between 17% to 22%. Amounts due within the next 12 months have been classified in short-term debt. Amounts due beyond 12 months have been classified as long-term debt.

Additionally, as part of the Prediqt acquisition, the Company acquired as interest free loans owed to directors of Prediqt. These loans are repayable on demand and presented within "Short-term debt".

8.2. Unsecured interest free loans taken from related parties DBLP Sea Cow Ltd are repayable on demand. During the six months ended June 30, 2025, the Company settled short-term debt owed to DBLP Sea Cow Ltd. of $5,958,593 by paying cash of $5,148,553 and issuing 800,000 ordinary shares. The shares were issued at their fair value of $2.06 on the date of issuance. The loss on extinguishment of $824,959 with DBLP Sea Cow Ltd, a significant shareholder, was treated as a capital transaction and recorded in additional paid in capital.

8.3. On May 25, 2023, the Company offered to all existing investors and employees of the Company an advanced subscription agreement for ordinary shares of the Company at a discount from the pre-close equity value of the Company per share (“the Rights Issue”) in connection with its business combination with Armada Acquisition Corp I (refer to note 2.1). The Company issued 11,052,716 ordinary shares in December 2024 to subscribers of the rights issue. On January 24, 2025, the Company issued a further 171,429 ordinary shares to a subscriber of the rights issue to whom they were owed ordinary shares payable as at December 31, 2024. On April 16, 2025, the Company issued 4,150,000 ordinary shares to DBLP Sea Cow Ltd, a related party, to settle the outstanding liability. No further amounts remain owing.

8.4. On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE entered into an agreement to purchase secured convertible notes of the Company for a total of $20 million. Prior to amending the terms on May 23, 2023 (further below), these notes were due to mature on December 16, 2023, and were redeemable by the noteholder on the occurrence of:

•
On maturity, with interest accrued at 20% per annum, or
•
On redemption, at the principal amount if the Company becomes insolvent, enters into administration, winds up, incurs an event of default, liquidates, or dissolves (except for the purposes of reorganization or amalgamation), with interest accrued unless the loan is converted into ordinary shares.

Immediately prior to an IPO or SPAC transaction, the principal amount and accrued interest is converted into ordinary shares at a 30% discount to the pre-close equity value of the Company.

The interest rate is 20% per annum, and is reduced in the following events to:

•
10% per annum if the IPO or SPAC transaction occurred prior to December 16, 2022, and
•
15% per annum if the IPO or SPAC transaction occurs between December 16, 2022 and June 16, 2023.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Upon the issuance of the notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

The secured convertible notes has been accounted for as a liability in accordance with ASC 470–20. The Company has adopted ASU 2020-06, and therefore no bifurcation of the beneficial conversion feature has been recorded in equity. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense on a straight line basis over the contractual terms of the secured convertible loan notes until May 23, 2023. The Company estimated that the difference between amortizing the debt discounts and the issuance costs using the straight line method as compared to using effective interest rate method was immaterial. As noted below, senior secured convertible note has been accounted for as a troubled debt restructuring since May 23, 2023 and as a result the effective interest rate method has been applied prospectively from this date. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense using the effective interest method.

The Company has not incurred any significant debt issuance costs and has expensed them as incurred.

On May 23, 2023, the Company executed a further amendment to the secured convertible loan notes.

The amendments are as follows:

•
An additional $15,625,000 commitment has been added to the principal amount of the notes, split between a
•
Conversion of accrued interest of $3,000,000 into loan principal. Additionally $1.5m of Loans for no value , plus $1,040,989 of interest foregone giving total of $4,041,989 of total interest capitalized.
•
$1,250,000 of loan principal previously advanced in February 2023
•
$125,000 of loan principal advanced by a director and related party in February 2023
•
An additional $2,750,000 of loan notes to be advanced, and
•
$8,500,000 in notes upon completion of the Demerger, for which no monetary consideration will be received by the Company
•
The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.
•
The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.
•
Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.
•
The conversion price has been amended to seventy percent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.
•
Under the May 23, 2023 amendment terms of the secured convertible notes, Rezolve has given certain covenants to the noteholders which remain in force while the convertible notes are outstanding, including that the Rezolve group shall not incur any indebtedness that would rank senior to the secured convertible notes without the prior consent of holders of more than two thirds of the aggregate principal amount of the secured convertible notes outstanding from time to time (“the “Noteholder Majority”); and for so long as one or more of Apeiron Investment Group Ltd and any of their affiliates (including any other person with the prior written consent of Rezolve, not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, the Rezolve group shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve or, in the case of a natural person, is an employee or director of Rezolve and such loan or advance is made in the ordinary course of business under the terms of an employee share or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee,

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

directly or indirectly, any indebtedness except for trade accounts of Rezolve or any subsidiary arising in the ordinary course of business; (c) changing the principal business of Rezolve, entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market capitalization of Rezolve for the 90 calendar days prior to such M&A (merger or acquisition) transaction (calculated based on the volume-weighted average share price of the Rezolve shares in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve; (g) amending the Articles of Association of Rezolve in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction; and (i) liquidating, dissolving or winding up the affairs of Rezolve.

Upon execution of the amendment the secured convertible notes are then referred to as “the senior secured convertible notes”.

The execution of the senior secured convertible note has been accounted for as a troubled debt restructuring since May 23, 2023. No gain has been recognized.

The carrying value of the convertible debt as at December 31, 2023 does not include the $8,500,000 of notes issuable upon completion of the Demerger. These were contingent upon completion of the Demerger therefore upon close of the Demerger on July 4, 2024, they were issued. The issuance of the Demerger notes do no result in any further cash to be received by the Company, rather they are treated as interest payable at maturity. The Demerger notes trigger a remeasurement of the senior secured convertible notes and the effective interest rate used to account for the senior secured convertible notes as a troubled debt restructuring.

On December 5, 2024, pursuant to the terms of the Loan Note Instrument, one of the holders of the Senior Secured Convertible Notes converted all of their $8,000,000 outstanding Convertible Notes at a conversion price of $7 per ordinary share. The Company recognized a gain on extinguishment of $1,306,077, equal to the book value of the debt less the fair value of the ordinary shares issued on conversion.

On December 17, 2024, the Company, Apeiron Investment Group Ltd. and Bradley Wickens, the beneficial holders of the majority of Senior Secured Convertible Notes entered into an agreement (the “Agreement”) to amend the Loan Note Instrument (the “Amendment”) and that the beneficial holders shall procure that the registered nominees holding their Convertible Notes provide the necessary consents to the Amendment. Pursuant to the Amendment, the conversion price with respect to approximately $41,892,080 million of outstanding Senior Secured Convertible Notes was revised to equal $2 per ordinary share.

Pursuant to the Agreement, Apeiron Investment Group and Bradley Wickens will also procure that the registered nominees holding $41,512,877 of outstanding Convertible Notes and accrued interest of $1,851,020 (on behalf of Apeiron Investment Group Ltd. and Bradley Wickens) will exercise their option to convert all such outstanding Convertible Notes, at a conversion price of $2 per ordinary share. On December 27, 2024, 10,840,974 ordinary shares were issued to settle $20,756,439 and $925,510 of interest, respectively. On January 15, 2025 and February 13, 2025, respectively, a further 3,009,849 and 7,987,374 ordinary shares were issued to settle $20,756,439 and $925,510 of principle and interest. Debt conversion expense of $20,554,446 was recognized within "Loss on extinguishment" in the Company's Condensed Interim Combined Consolidated Statement of Operations in the six months ended June 30, 2025.

The carrying amount of the convertible debt under troubled debt restructuring was as follows:

	June 30, 2025	December 31, 2024
Convertible debt
Convertible debt under troubled debt restructuring	$130,000	$12,103,565
Accrued interest on debt under troubled debt restructuring	54,585	7,176,741
Discount on convertible debt under troubled debt restructuring	(72,747)	(7,401,611)
Debt issuance costs on debt under troubled debt restructuring	—	(1,590,572)
Total convertible debt	$111,837	$10,288,123
Short term convertible debt to related party	125,000	125,000
Accrued interest on convertible debt to related party	22,399	17,221
Discount on convertible debt to related party	(39,352)	(46,912)
Total short term convertible debt to related party	108,047	95,309
Total convertible debt under troubled debt restructuring	$219,884	$10,383,432

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

8.5 Short term convertible debt to a related party of $108,047, included in the Company’s senior secured convertible note includes $125,000 of convertible debt, $22,399 of accrued interest and a debt discount of $39,352.

8.6 On October 7, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve ordinary shares to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7, 2021. The cost of the share-based payment is considered to have vested immediately upon commencement of the non-compete period as the Company’s assumption is that it is more likely than not that the former owner will not breach the non-compete agreement. The share-based payment liability is to be settled by a fixed dollar amount of shares and therefore represents a liability in accordance with ASC 480. At December 31, 2024 and June 30, 2025 the liability is equal its present value of $1,400,000 as the term of the non-compete agreement ended on October 7, 2024. The Company has yet to settle it in ordinary shares as at June 30, 2025.

8.7 Convertible Promissory notes

	June 30, 2025	December 31, 2024
Convertible promissory notes
YA notes	$—	$2,250,245
Convertible promissory notes	538,524	1,146,966
Promissory note from sponsor	—	3,031,614
Total	$538,524	$6,428,825

Yorkville Standby Equity Purchase Agreement (“SEPA”)

On February 2, 2024, the Company obtained an unsecured loan of $2,000,000 from YA II PN, LTD (“Yorkville” or “YA”) with principal amount of $2,500,000. The Yorkville Note was issued at a 20% discount to the principal amount, and has a maturity date falling 6 months from the date of issue (unless extended by Yorkville) subject to acceleration upon the occurrence of an event of default.

The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. Whilst the Yorkville Note is not directly secured, Yorkville is entitled to share recoveries enforced under various debentures granted by Rezolve pursuant to an intercreditor agreement with Apeiron Investment Group Ltd. Further.

The Yorkville Note is convertible into ordinary shares in Rezolve AI plc upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily volume weighted average ("VWAP") during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

In connection with the Yorkville note, an additional convertible promissory note (“the Other Promissory notes”) was offered to certain other investors on the same terms as the Yorkville Note. The Other Promissory Notes have a face value of $2,877,319 and were issued at a 20% discount. The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. The Other Promissory notes have a maturity date six months from issue.

The Other Promissory Notes are convertible into ordinary shares in Rezolve AI plc upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily volume weighted average share price ("VWAP") during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

On September 6, 2024, Yorkville and the Company amended and restated the Yorkville Note (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which Yorkville committed to provide the Company with prepaid advances in an aggregate original principal amount of an additional Seven Million Five Hundred Thousand

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Dollars ($7,500,000), which will be in three tranches, with the first tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (the "First YA Note") funded upon execution of the Second A&R YA Agreement, the second tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) funded upon filing of the Company’s F-1 registration statement, and the third tranche in an original principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) to be funded upon the effectiveness of the F-1 registration statement. The Second A&R YA Agreement superseded the YA Agreement. The maturity date of the Yorkville Note and the Other Promissory Notes were extended to September 11th, 2025.

In connection with the Second A&R YA Agreement and upon effectiveness of the F-1 Registration Statement originally filed with U.S. Securities and Exchange Commission on September 6, 2024, and declared effective on November 27, 2024, on November 29, 2024, Rezolve issued YA a promissory note in the principal amount of $2,500,000 (the “Third YA Note”, and together with the First YA Note and Second YA Note, the "YA Notes"), reflecting the third tranche of the prepaid advances. The YA Notes bear interest at an annual rate of 10% of the outstanding principal balance of the YA Notes and mature on September 11, 2025. Under the YA Notes, YA may elect to convert all or part of the amount outstanding under the Note into ordinary shares of Rezolve at the Conversion Price (as defined in the Note), subject to certain limitations. Rezolve has the right to redeem early a portion or all amounts outstanding under the Note upon 10 days written notice upon the occurrence of certain events.

In December 2024, the Company received the Noteholder's request to convert of all of the principal and interest outstanding under the YA Notes. In connection therewith, the Company issued an aggregate of 4,310,208 Ordinary Shares (including in payment of a fee to YA) in December 2024. As of December 31, 2024, $2,705,929 in principal and interest was outstanding, which was subsequently settled in 1,413,946 Ordinary Shares on February 5, 2025, and no further amounts remain outstanding. A loss on extinguishment of $1,496,889 was recognized in the Company's Condensed Interim Combined Consolidated Statements of Operations for the six months ended June 30, 2025.

Promissory notes

In February 2024, certain persons (including Apeiron Investment Group Ltd and certain related parties of Rezolve) entered into Subscription Agreements to subscribe for the Promissory Notes with a total principal amount of $2,877,319 in consideration for an advance by each subscriber to Rezolve Limited the “Net Investment Amount”.

The Promissory Notes were issued during the course of February, 2024, pursuant to the terms of the Promissory Note Instruments.

With effect from the completion of the Pre-Closing Demerger, the rights and obligations of Rezolve Limited under the Subscription Agreements and the Promissory Note Instruments were novated to Rezolve AI plc.

Pursuant to the Promissory Note Instruments, the Promissory Notes will mature on the date falling 6 months from the date of their issue (or as extended at the option of the noteholder) unless an event of default occurs that triggers an acceleration of the repayment obligation, and bears interest of 10% per annum (except if an event of default has occurred and is continuing, an 18% interest rate will apply). The Promissory Notes are freely transferable in whole or in part, subject to the terms of the Promissory Notes Instrument.

The Promissory Notes are convertible into ordinary shares in Rezolve AI plc. The noteholders may elect to convert all or part of the amount outstanding under their Promissory Note into ordinary shares at the Conversion Price, however subject to the conversion limitation whereby the issue of Ordinary Shares upon conversion would not exceed the Exchange Cap (unless Rezolve shareholders have approved such issuances, or if Rezolve is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635).

Rezolve has the right to redeem early a portion or all amounts outstanding under the Promissory Notes pursuant to a Redemption Notice, provided that on the date of the Redemption Notice the VWAP of the ordinary shares in Rezolve AI plc is less than the Promissory Note Conversion Fixed Price. Upon such early redemption of a Promissory Note, and in addition to the principal and interest outstanding, a redemption premium of 10% of the principal amount being redeemed is payable to the noteholder. Upon receipt of a Redemption Notice, the noteholder shall have 10 trading days to elect to convert all or any portion of the Promissory Note.

Following the public listing of the ordinary shares in Rezolve AI plc, if a “Promissory Note Trigger Event” occurs (being where (i) the daily VWAP is less than the Floor Price for five (5) trading days during a period of seven (7) consecutive trading days (the “Promissory Note Floor Price Trigger”), or (ii) Rezolve AI plc has issued in excess of 99% of the ordinary shares available under the Exchange Cap unless Rezolve AI plc shareholders have approved such issuances, or if Rezolve AI plc is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635) (the “Promissory Note Exchange Cap Trigger”), then Rezolve AI plc shall make monthly payments equal to 25% of the original principal of such

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Promissory Note per month (or, if lesser, the then outstanding principal of the Promissory Note) plus a payment premium of 10% of the principal amount being paid, plus any accrued and unpaid interest as of each payment date, with such monthly payment obligation to cease if any time after the date of a Promissory Note Trigger Event, (i) in the event of a Promissory Note Floor Price Trigger, the daily VWAP is greater than 110% of the Floor Price for any 5 of 7 consecutive trading days, or the date Rezolve AI plc reduces the Floor Price (in accordance with its rights to do so under the Promissory Note Instruments), or (ii) in the event of an Exchange Cap Trigger, the date Rezolve AI plc has obtained stockholder approval to increase the number of ordinary shares under the Exchange Cap (or if the Exchange Cap no longer applies), unless a subsequent Promissory Note Trigger Event occurs.

On December 30, 2024, the Company repaid $1,472,231 of principal and interest to noteholders and related persons. As at December 31, 2024, certain noteholders and related parties have agreed to convert an aggregate of $1,189,096 of principal and interest into 425,288 Ordinary Shares. The outstanding balance at June 30, 2025 is $538,524 (net of debt discount), which the Company intends to settle by conversion into Ordinary Shares.

Cohen & Company Financial Management LLC

On August 14, 2024 Rezolve AI issued a promissory note to pay to Cohen & Company Financial Management LLC (“Cohen”) as an agent for Armada, in the principal sum of $3,144,883 (the “Original Amount”), with the Original Amount, the accrued interest thereon and other amounts due and payable (unless prepaid earlier or converted into shares of common stock) on August 14, 2027 (the “Maturity Date’). The note bears interest at 4.95% per annum. Starting from January 31, 2025, upon Cohen’s request, Rezolve AI shall pay Cohen the principal amount plus all of the accrued interest in increments of 1/18 of the outstanding principal amount (the “Amortization Payment”) on a date determined by Cohen (a “Payment Date”) until the Original Amount has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, of prepayment of the note in accordance with the terms of the note. At the option of the Company, the Amortization Payments shall be made in cash or in shares of common stock of Rezolve AI, based on the price described in the promissory note. From and after January 15, 2025, Cohen shall have the right, at Cohen’s sole option, on any business day, to convert at the conversion price described in the note all or any portion of the outstanding principal amount of the note up to an amount described in the note. The promissory note was settled on February 10, 2025 by issuing 1,257,632 ordinary shares, and no further amounts remain outstanding. A loss on extinguishment of $1,066,346 was recognized in the Company's Condensed Interim Combined Consolidated Statement of Operations in the six months ending June 30, 2025.

8.8 Advisors loans

The Company issued the following promissory notes to financial advisors for fees payable contingent on the close of the Business Combination with Armada:

Northland Securities

On July 30, 2024 the Company issued a promissory note to Northland Securities, Inc. (“Northland”) for an amount of $5,141,250 and agreed to pay interest on the principal amount outstanding from time to time from July 30, 2024 until the note is fully paid, at the rate of 10% per annum, compounded annually. The timing and repayment amounts under the note will depend on the amounts of financing raised by the Company and its direct and indirect parent companies after completion of the Business Combination. If more than (a) $25,000,000 in proceeds is raised while the note is outstanding, 50% of the outstanding principal and all accrued and unpaid interest on the note shall become immediately due and payable and (b) if more than $50,000,000 in gross proceeds is raised, all of the outstanding principal and all accrued and unpaid interest shall become immediately due and payable. In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20,000,000 in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all but $1,135,000 into shares of the Company’s common stock at a price of $10.00 per share. In the event the Company and its direct and indirect parent companies after completion of the Business Combination have $20,000,000 or more in cash, cash equivalents and marketable securities as of any time on or prior to December 31, 2025, Northland may, at its option on or prior to June 30, 2026, sell any or all of the shares of the Company’s common stock received pursuant to the prior sentence to the Company at a price of $10.00 per share. The note was entered into in full satisfaction of the cash payments otherwise due to Northland by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve AI plc. The Company settled the promissory note with Northland on January 30, 2025 by issuing 391,681 ordinary shares and paying $3,500,000 in cash. A gain of $1,011,950 was recognized within "Loss on extinguishment" in the Company's Interim Combined Consolidated combined Statement of Operations in the six months ending June 30, 2025. No further amounts remain outstanding.

J.V.B. Financial Group

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

On August 14, 2024 the Company issued a promissory note to J.V.B. Financial Group, LLC (“JVB”) ) for an amount of $7,500,000 and agreed to pay interest on the principal amount outstanding from time to time from August 14, 2024 until the note is fully paid, at the rate of 4.95% per annum. The note is to be repaid in installments of $625,000 (“Amortization Payment”) beginning on January 31, 2025, and on each month end thereafter until December 31, 2025. The Company may, in its sole discretion, elect to pay all or any portion of the Amortization Payment or any interest due and payable on the maturity date in ordinary shares of Rezolve AI, with the number of such shares determined by dividing the Amortization Payment by a price per ordinary share equal to 95% of the arithmetic average of the daily volume weighted average share price ("VWP") for the 5 days ending on the day immediately preceding the due date of the Amortization Payment. The note was entered into in full satisfaction of the cash payments otherwise due to JVB by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve AI plc. On February 26, 2025, the Company issued 778,165 ordinary shares to settle $2,000,000 of principle outstanding to the JVB promissory note.

The following amounts for advisors loans remain outstanding as June 30, 2025:

	June 30, 2025	December 31, 2024
Advisors loans
Northland Securities	$—	$5,491,806
J.V.B Financial Group	3,865,447	7,320,560
Total	$3,865,447	$12,812,366

8.9 Other

In connection with the closing of the GroupBy acquisition (Note 4), the Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000 in order to settle debt owed by Groupby to WAB. In consideration for the allotment of these Ordinary Shares, WAB irrevocably and unconditionally released and discharged the Company from the obligations owed by the Company to WAB.

The Company issued 5,857,143 Ordinary shares to WAB to settle the debt. The debt was settled in June 2025 upon issuance of 5,857,143 Ordinary shares at $2.10 per share, and a loss on extinguishment of $4,392,858 was recognized in the Company's Condensed Interim Combined Consolidated Statement of Operations.

In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12,300,000 from the subsequent sale of the 5,857,143 Ordinary shares. The receivable (financial asset) due from WAB involve returns that may vary in amount, such that the ultimate payout will depend on the price per Ordinary Share on the day that WAB sells all or part of the 5,857,143 Ordinary Shares. The Company elected to recognize this hybrid financial instrument at fair value with changes in fair value recognized currently in earnings, therefore no bifurcation of any embedded derivatives were required. As of June 30, 2025, the Company's market price per Ordinary share was $3.08, which resulted in a financial asset carried at fair value of $5,710,714 and a gain on revaluation of financial asset of $5,710,714 recognized in the Company's Interim Combined Consolidated combined Statement of Operations.

9. Accrued expenses and other payables

	June 30, 2025	December 31, 2024
Employee related payables	$2,974,222	$2,225,906
Accrued expenses	8,639,521	5,694,788
VAT, duty and excise tax liability	1,433,547	1,557,733
Other	2,632,808	35,505
Total	$15,680,098	$9,513,932

10. Related party disclosures

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Key managerial personnel (KMP) and Members of their immediate families

Daniel Wagner	Chief Executive Officer and Director
Richard Burchill	Chief Financial Officer
Sauvik Banerjjee	Global President and Chief Digital Officer
Salman Ahmad	Chief Technology Officer
Peter Vesco	Chief Commercial Officer and General Manager (EMEA)
Arthur Yao	Deputy Chief Executive Officer
Anthony Sharp	Non-Executive Director - Class II Director
Sir David Wright	Non-Executive Director - Class II Director
Steve Perry	Non-Executive Director - Class II Director
John Wagner	Former Non-Executive Director - Class II Director (deceased)
Derek Smith	Non-Executive Director - Class II Director

Transactions with related parties during the period

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

	Six months ended June 30, 2025	Six months ended June 30, 2024
Share Capital issued at nominal value
Peter Vesco	$24	$—
DBLP Sea Cow Ltd. (1)	1,984	—
Convertible promissory notes repaid
Estate of John Wagner	2,915	—
Anthony Sharp	23,079	—
Loans Repaid
Daniel Wagner	4,654,727
DBLP Sea Cow Ltd. (1)	447,067	—
Convertible promissory notes taken
DBLP Sea Cow Ltd.	—	1,250,000
Adam Wagner	—	31,250
John Wagner	—	19,844
Arthur Yao	—	93,750
Steve Perry	—	63,500
Sauvik Banerjee	—	27,413
Anthony Sharp	—	79,250
Reimbursement of expenses
Daniel Wagner	—	50,000
Managerial remuneration
Key Management Personnel
Daniel Wagner	155,613	151,799
Salman Ahmad	155,613	113,849
Richard Burchill	166,420	139,149
Sauvik Banerjee	—	195,075
	$477,647	$599,872
Sales and marketing	—	195,075
General and Administrative	477,647	404,797
	$477,647	$599,872
Share-based compensation
DBLP Sea Cow Ltd. (1)	5,325,000	1,250,000
Richard Burchill	155,833	673,282
Salman Ahmad	155,833	—
Peter Vesco	155,833	100,000
Arthur Yao	155,833	100,000
Sauvik Banerjee	95,604	345,896
	$6,043,937	$2,469,178
Sales and marketing	407,270	200,000
General and Administrative	5,636,667	2,269,178
	$6,043,937	$2,469,178
Consulting fees
DBLP Sea Cow Ltd. (1)	150,000	150,000
Peter Vesco	212,762	189,749
Arthur Yao	150,000	150,000
	$512,762	$489,749
Sales and marketing	362,762	339,749
General and Administrative	150,000	150,000
	$512,762	$489,749
Director remuneration
Sir David Wright	45,387	46,157
Anthony Sharp	205,819	184,627
Steve Perry	48,629	46,157
Derek Smith	48,629	46,157
	$348,465	$323,098
Sales and marketing	—	—
General and Administrative	348,465	323,098
	$348,465	$323,098
Management remuneration
Sales and marketing	770,032	734,824
General and Administrative	6,612,778	3,147,073
	$7,382,811	$3,881,897
Business development expenses
Rezolve China (2)	$151,353	$—

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Outstanding balances as at reporting date

	June 30, 2025	December 31, 2024
Short term debt to related party
DBLP Sea Cow Ltd. (1)	$—	$447,067
Daniel Wagner	—	4,655,144
Due from related party
DBLP Sea Cow Ltd. (1)	50,000	—
Daniel Wagner	141,802	—
Richard Burchill	1,022	—
Due to related party
Daniel Wagner	—	899,978
Arthur Yao	45,966	137,019
Steve Perry	—	17,433
Short-term convertible debt
Steve Perry	108,047	95,309
Share Subscription Receivables
Peter Vesco	19	—
Daniel Wagner	1,547	—
DBLP Sea Cow Ltd. (1)	80	—

1.
DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Daniel Wagner, Chief Executive Officer of Rezolve.
2.
The Company has expensed all cash transferred to its former subsidiary Rezolve China (Refer to Note 2.1—Basis of presentation).

11. Leases

On January 24, 2025, the Company entered into a lease agreement for its office located at 21 Sackville Street, London, W1S 3DN, United Kingdom. The lease agreement is for a term of 2 years with no option to extend. On January 24, 2025, the Company recorded a lease liability and corresponding right-of-use asset of approximately $2.3 million.

On March 25, 2025, the Company closed the GroupBy acquisition, refer to Note 4 for more information. GroupBy's registered office is located at 250 The Esplanade, Suite 500, Toronto, Ontario, Canada. At the date of acquisition, this lease agreement had a remaining term of 3.5 years. On March 25, 2025, the Company recorded a lease liability and corresponding right-of-use asset of approximately $0.2 million. GroupBy also has another lease arrangement in place for an office in Austin, Texas. However this lease arrangement is a short-term lease as it has a lease term of 12 months or less and do not include options to purchase the underlying assets. Upon adoption of ASC 842, the Company elected not to record short-term leases on its consolidated balance sheet and instead recognize lease payments in its consolidated statement of operations on a straight-line basis over the lease term.

On April 10, 2025, the Company entered into a lease agreement for its office located at 499 Park Avenue, New York, New York 10022. The lease agreement is for a term of 2 years with no option to extend. On April 10, 2025, the Company recorded a lease liability and corresponding right-of-use asset of approximately $0.3 million.

On May 31, 2025, the Company closed the Mpower acquisition, refer to Note 4 for more information. Mpower has registered offices in London, United Kingdom and Germany, Frankfurt. At the date of acquisition, these lease agreements had remaining terms of 13 to 23 months. On May 31, 2025, the Company recorded lease liabilities and corresponding right-of-use assets for these leases, of approximately $0.1 million in total. Mpower also has other lease arrangements in place for offices in Warsaw, Poland; Paris, France; Amsterdam, The Netherlands and Brussels, Belgium. However these lease arrangements are short-term leases as they have lease terms of 12 months or less and do not include options to purchase the underlying assets. Upon adoption of ASC 842, the Company elected not to record short-term leases on its consolidated balance sheet and instead recognize lease payments in its consolidated statement of operations on a straight-line basis over the lease term.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

On June 2, 2025, the Company closed the Prediqt acquisition, refer to Note 4 for more information. Prediqt has registered offices in three locations in India. At the date of acquisition, these lease agreements had remaining terms of 6 to 14 months. On May 31, 2025, the Company recorded lease liabilities and corresponding right-of-use assets for these leases, of approximately $0.03 million in total.

The components of lease expense were as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Operating lease costs	$642,822	$—
Variable lease costs	2,732	—
Short-term lease costs	61,693	—
Total lease costs	$707,247	$—

Supplemental cash flow information related to leases was as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$629,486	$—
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$2,887,287	$—
Total	$3,516,773	$—

Supplemental balance sheet information related to leases was as follows:

	June 30, 2025	December 31, 2024
Weighted average remaining lease term in years	$1.6	$—
Weighted average discount rate	7.9%	—

The following table outlines maturities of the Company's lease liabilities as of June 30, 2025:

At June 30, 2025	Operating leases
Remainder of 2025	$765,458
2026	1,276,417
2027	102,658
2028	50,867
2029	—
Thereafter	—
Total lease payments	$2,195,400
Less imputed interest	132,499
Total	$2,062,901
Current portion of lease liabilities	1,452,755
Non current portion of lease liabilities	610,146
Total lease liabilities	$2,062,901

12. Income taxes

The Company files its primary tax return in the United Kingdom (“the UK”). Its subsidiaries file income tax returns in the United

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

States (“the US”), Canada, and various other jurisdictions.

The consolidated effective tax rate was (0.9)% and 0.5% for the six months ended six months ended June 30, 2025 and 2024, respectively. The Company’s income tax expense was $494,247 and $142,856 for the six months ended June 30, 2025 and 2024, respectively. The consolidated effective tax rate for the six months ended June 30, 2025 differs from the UK federal statutory rate of 25% primarily due to the Company’s valuation allowance movement, income earned in jurisdictions subject to taxes at rates that differ from the UK federal statutory rate, and the impact of permanent book-to-tax differences and discrete one-time items recognized during the period. Discrete items include certain one-off transactions that are recognized separately from the estimated annual effective tax rate in accordance with ASC 740.

The effective tax rate for the six months ended June 30, 2024 differs from the statutory tax rate of 25%, primarily due to the Company’s valuation allowance movement during the six months ended June 30, 2024.

The Company evaluates its effective tax rate on a year-to-date basis at the end of each interim period and adjusts it as necessary based on changes in the estimated full-year results and material discrete items.

13. Commitments and contingencies

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. Other than as described below, we are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

JBAAM

The Company is party to litigation in New York arising out of a proposed financing transaction that never closed. The Company believes the claims are without merit and does not consider the matter to have any impact on its operations, financial position, or strategic plans.

As previously reported on its Report of Foreign Private Issuer on Form 6-K, filed on July 25, 2025, the Company has been notified that a civil complaint (the “Complaint”) was filed against the Company and Daniel Wagner on July 16, 2025 in the Supreme Court of the State of New York, New York County, by JBAAM Special Opportunities Fund II LLC and YA II PN, Ltd. (collectively, the “Plaintiffs”), in connection with the parties’ securities purchase agreement dated February 21, 2025 (the “February SPA”).

The Company believes the Complaint is without merit and intends to vigorously defend the matter through all appropriate legal channels, including the potential pursuit of counterclaims. The Company does not consider the litigation to have any bearing on its operational performance, strategic direction, financial liquidity, or other business activities. On August 25, 2025, the Company filed a motion to dismiss the Complaint in the Supreme Court of the State of New York, New York County and will vigorously defend its position, including pursuing counterclaims where appropriate.

The February SPA contemplated a potential $1 billion financing through convertible notes, the proceeds of which would have been used by a subsidiary to purchase Bitcoin. These transactions did not close, no investor capital was contributed, and no Company shares were issued. The Company has not recorded an accrual related to this matter as of June 30, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

Wondr Gaming Corporation

On July 27, 2021, GroupBy, Inc. issued a Statement of Claim against Wondr Gaming Corporation for breach of contract and in the alternative for unjust enrichment. As this gain is not yet realizable or realized, the Company has not recognized a gain contingency for the amount of damages sought as of June 30, 2025.

Wondr Gaming Corporation has defended and made a counterclaim against GroupBy, Inc. The Company believes that there is very little merit to the counterclaim and intends to vigorously defend the matter through all appropriate legal channels. The Company has not recorded an accrual related to this matter as of June 30, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

CVS Pharmacy

On April 28, 2022, R2 Solutions LLC sued CVS Pharmacy, Inc. for patent infringement. The claim of infringement relates to, among other things, online search technologies. On July 21, 2022, CVS Pharmacy, Inc. notified GroupBy Inc. that it was of the view that the Hosting Services Agreement between the two parties requires GroupBy Inc. to indemnify CVS Pharmacy, Inc. in respect of the R2 Solutions LLC claim. To the Company's knowledge, no specific amount of damages or compensation has been sought from GroupBy Inc. to date. The status of the litigation is that R2 Solutions LLC and CVS Pharmacy, Inc. settled. Since that time, and to the Company's knowledge, CVS Pharmacy, Inc. has not contacted GroupBy Inc. to pursue any claim for indemnification in respect of this litigation. The Company has not recorded an accrual related to this matter as of June 30, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

14. Subsequent events

Securities Purchase Agreements and Placement Agent Agreement

On July 24, 2025, the Company entered into securities purchase agreements (the “Purchase Agreements”) with certain investors (the “Purchasers”) pursuant to which the Company agreed to sell and issue to the Purchasers in a private placement offering (the “PIPE Financing”) 20,000,000 Ordinary Shares, par value £0.0001 per Ordinary Share, at an offering price of $2.50 per Ordinary Share. The Company intends to use the net proceeds of the PIPE Financing for working capital, potential accretive M&A opportunities, and general corporate purposes. A.G.P/Alliance Global Partners (“A.G.P”) acted as a placement agent in connection with the PIPE Financing. The PIPE Financing closed on July 25, 2025, resulting in aggregate gross proceeds to the Company of $50 million, before deducting the placement agent’s fee and offering expenses payable by the Company.

The Company also entered into a Placement Agent Agreement with A.G.P dated July 24, 2025, pursuant to which A.G.P agreed to serve as placement agent for the Company in connection with the PIPE Financing. The Company agreed to pay A.G.P a cash fee equal to 7.0% of the gross cash proceeds received in the PIPE Financing; however, A.G.P. agreed to apply a credit to the Company equal to 3.5% of the aggregate participation from certain of the Purchasers. In addition, the Company agreed to reimburse A.G.P for up to $120,000 of its legal fees and other out-of-pocket expenses in connection with the PIPE Financing as well as non-accountable expenses incurred by A.G.P for up to $10,000 in connection with the PIPE Financing.

ViSenze acquisition

On August 7, 2025, Rezolve AI plc acquired ViSenze PTE Ltd for consideration in Rezolve Ai plc Ordinary Shares, with additional earn-out consideration payable in Ordinary Shares based on future performance. The purchase price allocation is in progress and therefore the initial accounting is incomplete as of the date of these condensed interim combined consolidated financial statements. The acquisition was not deemed significant under Rule 3-05 of Regulation S-X.

Western Alliance Bank

As disclosed in Note 8.9, the Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000 in order to settle debt owed by Groupby to WAB. In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12,300,000 from the subsequent sale of the 5,857,143 Ordinary Shares. On August 22, 2025, WAB completed its sale of the 5,857,143 Ordinary shares and realized proceeds of $17,955,271 from sale of these Ordinary Shares. This resulted in an excess of $5,655,271, which was returned to the Company.

Warrants

On September 18, 2025, the holders of all 5,000,000 warrants issued in a registered offering in December 2024 (the "Offering Warrants") elected to exercise their Offering Warrants, at an exercise price of $3.00 per Offering Warrant, for 5,000,000 Ordinary Shares of the Company, generating aggregate gross proceeds to the Company of $15 million.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Condensed Interim Combined Consolidated Financial Statements

(unaudited)

Security Purchase Agreement, Placement Agent Agreement and Registration Rights Agreement

On September 24, 2025, the Company entered into securities purchase agreements (the “Purchase Agreements”) with certain investors (the “Purchasers”) pursuant to which the Company agreed to sell and issue to the Purchasers in a private placement offering (the “PIPE Financing”) 37,000,000 ordinary shares, par value £0.0001 per share, at an offering price of $5.40 per Ordinary Share. The Company intends to use the net proceeds of the PIPE Financing for accelerated investment into its sales organization, potential accretive M&A opportunities, working capital and general corporate purposes, including further development of its Brain Commerce Platform, and expansion of Visual Search and Brain Checkout. A.G.P/Alliance Global Partners (“A.G.P”) acted as a placement agent in connection with the PIPE Financing.

The PIPE Financing closed on September 25, 2025, resulting in aggregate gross proceeds to the Company of $200 million, before deducting the placement agent’s fee and offering expenses payable by the Company.

The Company also entered into a Placement Agent Agreement (the “Placement Agent Agreement”) with A.G.P., dated September 24, 2025, pursuant to which A.G.P agreed to serve as placement agent for the Company in connection with the PIPE Financing. The Company agreed to pay A.G.P a cash fee equal to 6.0% of the gross cash proceeds received in the PIPE Financing; however, A.G.P. agreed to apply a credit to the Company equal to $3,000,000. In addition, the Company agreed to reimburse A.G.P for up to $120,000 of its legal fees and other out-of-pocket expenses in connection with the PIPE Financing as well as non-accountable expenses incurred by A.G.P for up to $10,000 in connection with the PIPE Financing. Pursuant to the Placement Agent Agreement, the Company shall be subject to securities issuance restrictions as described in the Purchase Agreements. The Placement Agent Agreement contains customary representations, warranties, and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

Concurrently with the Purchase Agreements and the Placement Agent Agreement, on September 24, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement (the “Initial Registration Statement”) providing for the resale of the Ordinary Shares within 3 business days following the closing of the PIPE Financing, to have such registration statement declared effective within 30 days of the filing date (or 60 days, if the Securities and Exchange Commission conducts a full review), and to maintain the effectiveness of such registration statement.